ATTORNEYS AT LAW

April 30, 2021 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences

Michael J. FitzGerald*

Eoin L. Kreditor*

Eric P. Francisconi

Lynne Bolduc

George Vausher, LLM, CPA‡

Eric D. Dean

John C. Clough

David M. Lawrence

Natalie N. FitzGerald

Josephine Rachelle Aranda

Jodi M. Wirth

Brook John Changala John M. Marston†

Deborah M. Rosenthal†

Maria M. Rullo†

Larry S. Zeman†

Washington, D.C. 20549

Attention: Alan Campbell

Re:	CoLabs Int'l, Corp.
Draft Offering Statement on Form 1-A
Submitted February 11, 2021
CIK 0001584879

Dear Mr. Campbell:

We have received your comment letter dated March 10, 2021 (the “Comment Letter”) regarding the Draft Offering Statement on Form 1-A submitted on February 11, 2021 on behalf of CoLabs Int’l Corp. (the “Company”). We have prepared the following responses describing the general action(s) taken in the Offering Statement on Form 1-A (the “Offering Statement”) regarding each comment in the Comment Letter. The following numbers are coordinated to the comment numbers in the Comment Letter.

Draft Offering Statement on Form 1-A

Summary, page 7

1.	Please revise your Summary to provide a balanced and factual presentation of your business. As a non-exhaustive list of examples only, please revise to discuss: (i) your revenues and other top-line financial information for recent periods; (ii) the specific impacts of COVID-19 on your business, (iii) your historical reliance on a limited number of customers, including a related party customer, for a significant portion of your revenues, and (iv) the regulatory landscape applicable to your products.

Response: We have revised the Summary to include additional information regarding the Company’s Business, its historical reliance on two customers, a more detailed discussion regarding the Company’s intellectual property and regulatory landscape, the specific impacts of COVID-19 on the Company’s business, and certain financial information.

2 Park Plaza, Suite 850 ˖ Irvine, CA 92614 | Tel: 949-788-8900 ˖ Fax: 949-788-8980 ˖ www.fyklaw.com
*Professional Corporation ˖ †Of Counsel ˖ ‡Certified Specialist in Estate Planning, Trust & Probate Law, and in Taxation Law, State Bar of California

April 30, 2021

Risk Factors, page 11

2.	Please revise the Risk Factors section to discuss risks related to ownership of your common stock and the offering. Please include risk factors addressing the fact that you have a history of net losses, the valuation of the offering was set by you, there is no currently established market for your common stock, there is no minimum amount required in order for you to close the offering, two of your directors and officers will control a majority of your voting shares following the offering, and any subsequent financings may be dilutive to investors who purchase shares in this offering.

Response: We have included additional risk factors in the “Risk Factors” section to discuss (i) the Company having a history of net losses; (ii) the Company requiring additional capital in the future; (iii) the founders of the Company controlling and continuing to control the majority of the common stock; (iv) no public market for shares of common stock and a trading market may never develop; (v) the Company arbitrarily determining the offering price of the common stock; (vi) the offering is a best efforts offering with no minimum number of shares required to be sold; (vii) the Company’s need for additional financing to accomplish its business plans; and (viii) the Company’s historical reliance on two customers.

Description of Business, page 26

3.	Please revise the Business section to include a discussion of the regulatory landscape for your products and any required regulatory compliance efforts. In the event the FDA has not made safety or efficacy determinations in relation to your products, please remove all statements throughout the document indicating that your products are safe and/or effective, as these determinations are solely within the purview of the FDA and similar regulatory bodies. In addition, in relation to the claims you make regarding the superiority of your products to competitors in the market, please ensure the basis for such claims is sufficiently clear or that such statements are expressed as opinions. Otherwise, these statements should be removed from the disclosure.

Response: We have included an additional section with the heading “Regulatory Landscape” discussing the regulatory landscape for the Company’s products, which is controlled by the Food and Drug Administration, the Environmental Protection Agency, and state regulatory agencies. We have also revised all statements regarding the safety and efficacy of the Company’s products and clarified claims regarding the superiority of the Company’s products as the opinion of the Company.

4.	Please revise the Business section to specifically discuss the patent/IP coverage for your QS® Technology and your commercialized products, including the type of patent protection, jurisdiction(s) of the patents covering your products and technology, and whether the IP covering your products and technology is owned or licensed.

Response: We have included a section with the heading “Intellectual Property” to clarify that the Company is the sole owner of all of its products and technology along with a discussion of the current status of the Company’s patent and trademark protections.

2 Park Plaza, Suite 850 ˖ Irvine, CA 92614 | Tel: 949-788-8900 ˖ Fax: 949-788-8980 ˖ www.fyklaw.com
*Professional Corporation ˖ †Of Counsel ˖ ‡Certified Specialist in Estate Planning, Trust & Probate Law, and in Taxation Law, State Bar of California

April 30, 2021

5.	Please revise this section to describe the manufacturing process for your products, your reliance on one or a few major customers or suppliers, and how new products are formulated, tested, and approved for sale. In your revisions, please include the employee information required by Item 7(a)(iv) of Form l-A.

Response: We have included a section with the heading “Manufacturing Process” to describe the Company’s manufacturing process. We have also included a section with the heading “Distribution” to discuss the Company’s reliance on two major customers. Lastly, in the section with the heading “Business Structure and Operations,” we disclosed that the Company has four full-time employees and one part-time employee.

The Issue—Therapeutic Risks of Topical Drugs, page 26

6.	We note your statements that competitors’ skin medications offer uncontrolled release, limited effectiveness, and systemic absorption with potentially toxic side effects. Please revise to provide the basis for this statement and to clarify whether any toxic side effects have been observed in studies of your competitors’ products. Please also revise to provide the basis for your statement that these traits of your competitors’ treatments are concerning to medical providers, the FDA and to your competitors themselves.

Response: We have revised this section to clarify that the FDA’s study tested for sunscreen absorption in the skin and that further testing is required to determine the toxicity. We have also included a discussion regarding toxic effects. In addition, throughout the document, we have revised the language regarding the toxic side effects in competitor products and limited the discussion to the absorption rates. We have also removed the language stating that the traits of the Company’s competitors’ treatments are concerning to medical providers, the FDA, and to the Company’s competitors themselves.

7.	Please revise your disclosure accompanying the graphs on page 30 to explain how this information was derived and to describe the studies or comparisons that generated the information presented in the graphs, Please also make clear whether the data cited has been independently verified or reviewed by any regulatory authority for accuracy.

Response: We have revised the disclosure to further elaborate on the process for the study. An independent lab was engaged to design, along with Dr. Cohen, a test to show the degree of absorption existing in chemical sunscreens in the market. The independent lab chose five marketed sunscreens to compare against Klenskin SPF 50 and by using confocal microscopes, the testing measured the degree of absorption through the skin. We have also noted that the data has not been independently verified or reviewed by any regulatory authority for accuracy.

2 Park Plaza, Suite 850 ˖ Irvine, CA 92614 | Tel: 949-788-8900 ˖ Fax: 949-788-8980 ˖ www.fyklaw.com
*Professional Corporation ˖ †Of Counsel ˖ ‡Certified Specialist in Estate Planning, Trust & Probate Law, and in Taxation Law, State Bar of California

April 30, 2021

2. Summary of Significant Accounting Policies, page 68

8.	We note that revenues to “one international customer” as quantified on pages 69 and 80 have accounted for 42% and 59% of your revenues for the nine months ended September 30, 2019 and 2018, respectively, and for 57% and 68% of your revenues for the years ended December 31, 2019 and 2018, respectively. Given this significant concentration, please revise herein or in MD&A to address the apparent declining trend of revenues thereto, which appears to have commenced prior to the impact of COVID-19. Any changes in economic conditions abroad or your relationship with significant foreign distributors that have negatively affected the volume of your international sales and results of operations should be specifically addressed.

Response: We have updated the financial statements in the Offering Statement for the years ended December 31, 2020 and 2019, and therefore have removed the disclosure for the nine months ended September 30, 2019 and 2018. We have also included additional disclosures in the MD&A section to explain that the decline in the percentage of revenues from our one international customer in 2019 was due to the increase in our domestic sales for that year and that the decrease in our percentage of sales to the international customer in 2020 was due to fewer orders from them due to COVID-19.

9.	Regarding the inventories significant accounting policy on page 70, you state that no reserve for excess and obsolete inventory was required at September 30, 2020. Please clarify for us whether your sunscreen products which contain SPF expire and, if so, how you considered the foregoing shelf life in your determination that no such reserve was necessary.

Response: The expiration date for the Company’s sunscreen products in the United States is two years and the expiration date for international markets is generally three years. Management anticipates inventory currently on hand will be fully depleted prior to the expiration of its products. The Company’s management considered both historical product sales trends and anticipated future product sales to make its determination that no inventory reserve was necessary on September 30, 2020.

4. Line of Credit, page 71

10.	Given your going concern status, among other things, please revise to quantify the committed amount available for borrowing under the revolving credit agreement with Fundbox. Confirm, if true, that there have been no borrowings thereon subsequent to September 30, 2020.

Response: As previously noted, we have included updated financial statements for the year ended December 31, 2020. The financial statements disclose that during the year ended December 31, 2020, the Company did not draw on its line of credit with Fundbox and terminated its line of credit agreement with Fundbox.

2 Park Plaza, Suite 850 ˖ Irvine, CA 92614 | Tel: 949-788-8900 ˖ Fax: 949-788-8980 ˖ www.fyklaw.com
*Professional Corporation ˖ †Of Counsel ˖ ‡Certified Specialist in Estate Planning, Trust & Probate Law, and in Taxation Law, State Bar of California

April 30, 2021

Exhibits

11.	Please file any agreements governing the company’s relationship with the “international customer” accounting for a significant portion of the company’s revenue, pursuant to Item 17.6(b) of Form 1-A. Please also include disclosure in the Business section naming the customer and describing the material terms of the relationship and governing agreements, including the term and termination thereof.

Response: We have included the Distribution Agreement with the Company’s one international customer as an exhibit to the Offering Statement. We have also included a discussion in the “Description of Business” section under the heading “Distribution” that discloses the name of the customer and the material terms of the Distributions Agreement.

We have amended the Offering Statement to reflect these responses to the Comment Letter, as well as to include updated financial information.

Thank you for your continued review of the Offering Statement. Please let us know if you have any further comments.

Very truly yours,

/s/ Lynne Bolduc
Lynne Bolduc, Esq.

2 Park Plaza, Suite 850 ˖ Irvine, CA 92614 | Tel: 949-788-8900 ˖ Fax: 949-788-8980 ˖ www.fyklaw.com
*Professional Corporation ˖ †Of Counsel ˖ ‡Certified Specialist in Estate Planning, Trust & Probate Law, and in Taxation Law, State Bar of California